FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on August 10, 2011 after the announcement of Registrant's results for the quarter ending June 30, 2011.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 11, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Second Quarter 2011 Conference Call Script

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to Gilat's Second Quarter 2011 results conference call. All participants are at present in a listen-only mode. Following the management's formal presentation, instructions will be given for the question-and-answer session. As a reminder, this conference is being recorded. I would now like to turn the call over to Rob Fink from KCSA to read the Safe Harbor statement. Rob, please go ahead.

Rob Fink, KCSA - IR:
Thank you Rachel. Good morning and good afternoon. Thank you for joining us today for Gilat's Second Quarter 2011 results conference call.

A recording of the call will be available beginning at approximately noon Eastern Time today, August 10 until August 12, 2011 at noon. Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings release, which state that statements made on this earnings call which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties, and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Amiram Levinberg, Gilat's Chairman of the Board and Chief Executive Officer, and Ari Krashin, Chief Financial Officer. Amiram, please go ahead.

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
Thank you, Rob. Good day, everyone.

Before going into our regular call agenda and reviewing the results of the second quarter, I would like to highlight a recent development. On August 1st, we announced the signing of a strategic contract with SES for Astra2Connect in Ka-band. This is a significant project which opens new opportunities for us in a rapidly growing segment of the market. We are excited about this project and I will go into further details about this later in my comments.

The second quarter was highlighted by strong financial performance in our core business. This quarter’s revenues increased to $81.7 million, compared to $51.8 million in the second quarter of 2010.

Gross margins in the second quarter were 36% compared to 33% in the comparable quarter in 2010, and EBITDA was $6.6 million compared to $2.2 million in the second quarter of 2010.

On a non-GAAP basis, our operating income for the quarter was $2.7 million, up from a non-GAAP operating loss of $1.0 million in the comparable quarter of 2010.

Ari will provide you with further details on our quarterly results later in the call.

Our North American business was strong in the second quarter, led by Spacenet’s commercial activity.  We received orders in the energy sector from customers such as ConocoPhillips, Koch Pipeline and Sunoco; and Spacenet also received extensions from its gaming and enterprise customers.

In the second quarter we also announced the acquisition of CICAT Networks, a US nationwide provider of broadband network solutions.  This acquisition is part of Spacenet's strategy to expand its business in the broadband managed network services market and further leverage its core network management, call center and field services capabilities. We have begun the integration of CICAT Networks with Spacenet’s enterprise business, and have received significant orders for broadband connectivity.  One such order for broadband connectivity was received from CICAT’s partner IBM, for Advance Auto Parts – a leader in the automotive aftermarket, with retail stores nationwide.

Wavestream contributed meaningfully to our revenue and profitability this quarter, however the uncertainty and concern surrounding the US government budget continues.

We have been expanding Wavestream’s business to new opportunities, such as commercial satellite broadcast, Digital Satellite News Gathering and Airborne communications. During the quarter, Wavestream received orders for products that will be used in commercial airlines and in UAV’s. In addition, Wavestream’s expansion to the International market continues to progress.

Moving to our International VSAT business, this quarter we announced a significant contract with Optus to provide VSATs, hubs, operations, installation and maintenance for a major network in Australia. Optus will provide broadband services for Australian consumers in remote areas, as part of NBN Co’s First Release Satellite Services (FRSS). As a reminder, National Broadband Network is an Australian Government initiative to deliver a nationwide broadband network to all Australians, with a planned investment of up to 43 billion Australian dollars over eight years. NBN initiated the FRSS as an interim solution to provide high speed broadband connectivity to remote Australian residences, small businesses and indigenous communities.

The first pilot customers have already begun receiving service and the initial feedback we received is positive.

This quarter we also announced a contract with Hispasat for consumer services focused on the residential market in Spain.

We had strong demand for SCADA, enterprise and USO applications, including several cellular backhaul deals, both for our SkyAbis solution and SCPC modems.

We were also selected to deliver a satellite-on-the-move communications solution as part of a security initiative aimed at combating internal and border threats. As part of the initiative, valued at over $10 million, Raysat Antenna Systems will provide equipment and services, including over 100 StealthRay Satellite-on-the-Move antennas. This is significant for Raysat Antenna Systems, as it is one of its largest orders to date.

Last week we announced our selection by SES for the delivery of consumer Ka-band equipment for ASTRA2Connect. As part of this contract, we will provide Ka-band user terminals that enable download speeds of up to 20 Mbit/s, as well as delivery of the hub gateway equipment. The use of our Ka-band platform will allow SES to deliver significantly faster Internet and VoIP services to private households and small businesses across Europe.

Currently ASTRA2Connect serves over 80,000 end-users, and is the largest satellite-based broadband network in Europe; SES is the second largest satellite operator in the world. The project, including potential sales of VSATs to SES and ISP nominees, can reach a value of up to $70 million over the next five years. Usually in this type of project, we sell gateway infrastructure to the satellite operator and the VSATs are resold by the ISPs.

This award is an important achievement beyond its financial value. It is our first major VSAT award in the Ka-band arena, and as such we see it as an important strategic milestone for us.

We see Ka-band multi-spot-beam satellites as more than a new frequency.  We see them as the next generation technology that will drive significant future growth.

Ka-band multi-spot-beam satellites provide much more capacity than traditional satellites. As such, these new satellites enable more subscribers, with higher data rates, at competitive prices. NSR, a leading industry analyst firm, believes that this technology will drive growth in the satellite industry in general, both in the consumer market and the enterprise market. According to their latest market research, service revenues for the entire Broadband Satellite sector are forecasted to more than double by 2020, increasing from $3.7 billion in 2010 to $8.1 billion by 2020. In NSR’s view, the growth in this market will come predominantly from Satellite Broadband Access services using Ka-band High Throughput Satellite capacity. NSR projects the number of subscribers for Broadband Access to quadruple, reaching some 5.8 million globally by 2020.

The SES ASTRA2Connect award is a strong acknowledgement of our Ka-band technology, and it represents an important opportunity for Gilat to be at the forefront of these next-generation satellite services, while providing consumers and businesses across Europe with valuable improvements in their day-to-day broadband services.

That concludes our business overview. Now, I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari, please.

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
Thanks, Amiram. I would like to remind everyone that our financial results are presented both on GAAP and non-GAAP bases. The GAAP financial results include the impact of FAS 123(R), the inclusion of stock-based compensation expenses in the P&L; expenses related to our M&A activities during 2010 and 2011; amortization of tangible and intangible assets resulting from the purchase price allocation; and other one-time income.

The reconciliation table in our press release highlights these data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2011, our revenues for the second quarter of 2011 grew by 58% to $81.7 million from $51.8 million in the comparable quarter of 2010, with approximately $13 million attributable to Wavestream.  Excluding the revenues from Wavestream, our revenues increased by 33% year-over- year from $51.8 million in the second quarter of 2010 to $68.7 million. The increase in our revenues is mainly attributed to our strong performance in the international market and Spacenet’s continued rollout of sites in connection with recent wins in the gaming sector.

Our gross margin this quarter was approximately 36% compared to approximately 33% in the second quarter of 2010. On a non-GAAP basis, our gross margin reached 38% compared to 33% last year. As we mention from time to time, our gross margin is affected quarter-to-quarter by the regions in which we operate and the type of deals we consummate. The improvement in our gross margin is mainly attributed to the higher portion of equipment sales, which typically carry higher margins and these margins are in line with our expectations.

Gross R&D expenses were $8.9 million this quarter compared to $4.7 million in the same quarter of 2010. The increase in R&D expenses is primarily attributable to costs associated with the consolidation of Raysat Antenna Systems and Wavestream. As mentioned in previous quarters, this increase is in line with our strategy and effort to develop new products for new markets and to enhance our offering for existing segments. Gross R&D expenses may continue to increase slightly throughout 2011 in connection with our recent award from SES for delivery of consumer Ka-band equipment for ASTRA2Connect.

Selling, marketing, general and administrative expenses for the quarter were $21.6 million compared to $14.8 million for the same quarter last year. The increase is primarily due to the consolidation of RaySat Antenna Systems and Wavestream, as well as a higher level of variable expenses related to the growth in revenues.

Operating income for the second quarter of 2011 was $0.2 million compared to an operating loss of $1.4 million in the second quarter of 2010. On a non-GAAP basis, operating income reached approximately $2.7 million in the second quarter of 2011 compared to an operating loss of $1.0 million in the comparable quarter of 2010.

Net income for the second quarter of 2011 was $0.9 million, or $0.02 per diluted share, compared to a net loss of $1.3 million, or $0.03 per diluted share, in the same quarter of 2010. On a non-GAAP basis, net income for the quarter was $2.6 million, or $0.06 per diluted share, compared to a loss of $0.9 million, or $0.02 per diluted share, in the same quarter of 2010.

Our financial position continues to be strong as our total cash balances, including restricted cash, net of short-term bank credits, amounted to $50.9 million at the end of the second quarter. Our trade receivables at the end of the period were $53.1 million, representing DSO of 58 days.  And our shareholders' equity at the end of the quarter totaled $266.4 million.

Now I would like to turn the call back to Amiram. Amiram?

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
Thank you, Ari.

To summarize our call, in the second quarter, we saw a year-over-year improvement across all financial parameters as we increased our revenues, gross margin, EBITDA and operating income.  The quarter was highlighted by our strong financial performance as well as new orders for Spacenet and significant new customer wins.

We made progress in our strategy to expand Spacenet's business in the broadband managed network services market through a strategic acquisition, we won a major contract in our International VSAT business and last week we received our first major award for our Ka-band VSAT technology.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator: Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2.  If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received.    Please standby while we poll for your questions. The first question is from James Breen of William Blair, please go ahead.

Louis Di Palma: Hello, this is Louis Di Palma on behalf of James Breen. How are you guys?

Amiram Levinberg: Hi, how are you doing?

Louis Di Palma: Not Bad. Given that you guys have exposure to a lot of verticals, I know in the past you've seen strength for mobile backhaul, gaming, and from the US department of defense, and rural broadband deployments - where do you see particular strength in the second quarter?

Amiram Levinberg: I am not sure I fully understood the question, Louis. Do you ask specifically about domestic US or what?

Louis Di Palma: Just in general, what verticals drove the revenue increase in the second quarter?

Amiram Levinberg: Ok, the verticals I think that actually drove significant growth in this quarter were cellular backhaul, we are doing many implementations in cellular backhaul. You know that application pretty well. We were strong in lottery as a vertical in the US. We had quite a few implementations in energy and SCADA. And we had significant activity in consumer in this quarter in Australia. At the beginning of the 3rd quarter we actually announced the transaction with SES, so I think you may say consumer is also a vertical.

Louis Di Palma: Ok. This quarter EBITDA margins declined a little bit. Would you attribute that weakness to overall US department of defense weakness considering that Wavestream has higher margins than the overall company?

Amiram Levinberg:  Yes, to some extent. To put it in perspective, not only we grew the EBITDA from 2.2 to 6.6, we also grew the EBITDA margin from 4% to 8%, so just to put it in perspective. But you are right, generally speaking Wavestream has a nice kind of margins and there is some pressure in the US government and market at this point, so yes, this is true.

Louis Di Palma:  But as you mentioned during the call that you’ve been diversifying Wavestream and Spacenet’s business away from the US department of defense. Do you think that margins should remain stable at around this level going forward for the rest of the year?

Amiram Levinberg:  Well, Spacenet was not exposed significantly to US government in any event – as Spacenet is working predominantly with the private sector. With regards to Wavestream, I would think that as long as we stay unique in the market which we strive to do because Wavestream really has unique technology, Wavestream as such will be able to maintain its regular quote unquote margins.

Louis Di Palma:  Ok. And overall are the integrations going successfully for Wavestream, Raysat and your other acquired companies?

Amiram Levinberg:  Generally speaking definitely yes. We are as you know just in the beginning, but we are selling now Wavestream internationally. We just started. Wavestream almost didn't have any presence in the international market and I'm sure we can do a lot there. We just started working now in three Gilat offices and we are expanding to the others taking the Wavestream product. With regards to Raysat Antenna Systems, I've just said on this call that they've won a very significant deal for them for more than hundred antennas which is in their size - remember it's a pretty kind of expensive piece of equipment, plus services and additional equipment and this is being done in combination with Gilat so the answer yes.

Louis Di Palma:  Excellent thanks for taking the question.

Amiram Levinberg:  Thank you very much Louis.

Operator: If there are any additional questions please press *1 if you wish to cancel your request please press *2. Please stand by while we poll for more questions.

Operator: The next question is from Chris Quilty of Raymond James. Please go ahead.

Chris Quilty: Good afternoon gentlemen. Congratulations on the SES award that's clearly a big accomplishment but as a follow up to that it looks like SES also made the announcement earlier this morning with Newtec which I think has been their traditional supplier for KU band technology. Can you explain how you think that arrangement will work, are they basically dual sourcing and are they going to support you know, dual gateway and infrastructure buildouts or is it eventually, are they gonna select a single supplier for their KU band infrastructure?

Amiram Levinberg:  Hi Chris. Well I guess the Newtec publication is synchronized with this call because the same publication was out like a few months ago, so a one to one copy of the same publication was published again today. We are not exclusive with SES. If you read the publications of the technical specifications is somewhat different between the two products and we are not exclusive. We should do a better job and customers should prefer our product than the other product which will most likely be in the market as well. At least as I said if they stick to the publication as they put it a few months ago and today again, we should be much higher in terms of performance than the Newtec product and therefore I think we should be successful in the market.

Chris Quilty: And do you know has SES communicated to you in any way that they plan on acquiring a discreet high throughput satellite dedicated to KA band in the way that Eutelsat has or are they looking at more of the sort of the piece meal you know adding a number of KA band transponders on their satellites in the way that they've been doing currently?

Amiram Levinberg:  Well you should refer this question to SES, the one thing we definitely know is this, these payloads that are currently planned on a few of the satellites which are not a single satellite dedicated to multi spot beam the way Eutelsat do that - if they have a plan on another satellite well that question should be referred to them.

Chris Quilty: Great, and a separate question switching gears on to the I guess the Wavestream side of the business - it looks like the WinT side of the program got some pretty good funding at least in the preliminary numbers from the White House, but not yet from the senate. Can you give us any indication of whether you’ve seen any disruptions in order activity coming from the customer and what your expectations are for both market share on that program and you know perhaps the out look on your growth potential?

Amiram Levinberg:  I would say the following - generally speaking WinT is still proceeding but we saw some pressure on savings in this program as well, the next phase of WinT is going to be incremental and increment two is in its stage which is called LRIP which means it's partial acquisitions with kind of smaller numbers to be tested around the beginning of Q2 next year. So this is the increment two phase of WinT and then it will take them probably some period of time to make this test and they will go for full acquisition probably around Q3 next year when you talk about WinT in specific. The other programs - generally speaking I would say that satellite communication is still kind of fairly essential so we see orders on one hand, and then on the other hand there is some pressure to cut budget and the uncertainty around the whole budget is somewhat a cloud. So I would say so on one hand yes you're right WinT budget have not been cut yet, and on the other hand there is some question marks with regards to if there will be cuts and how much with regards to this procurement as well.

Chris Quilty: Okay and I think you mentioned earlier in the call that you’ve now added an international customer for Wavestream and I presume that was using the historic Gilat channel in leveraging that as a synergy but can you comment A is that correct and B was it a commercial customer or was this a pick up of a defense military customer?

Amiram Levinberg:  You know we've just started and we actually increased sales in one specific market which I don't want to refer to in specifics, and we have Gilat people that are now kind of dedicated to promote Wavestream products in three offices – Russia, Brazil and India and currently we are more focused on the commercial market which is the video type of applications but as part of the bouquet of defense products which we started to introduce to the market in this time we are including obviously the Wavestream market so in some future, mostly in 2012 when we will go more and more vigorously I would say after this market then Wavestream becomes part of our bouquet of product then there I would see I would think the product with the military integrators with these countries is actually even bigger.

Chris Quilty: And you didn’t mention Latin American sales effort which kind of surprises me given your strength there.

Amiram Levinberg:  I've mentioned Brazil we are very strong in Brazil and I'm pretty optimistic about this market.

Chris Quilty: But Brazil is sort of its own separate entity from the rest of the market there.

Amiram Levinberg:  Yes, well to some extent you're right. Probably the next country we haven’t opened yet in the Wavestream context is going to be Mexico but we didn't start there yet.

Chris Quilty: Okay great, thank you.

Amiram Levinberg:  Thank you.

Operator: There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US please call 1-888-295-2634, in Israel please call 03-9255901, internationally, please call 972-3-9255901.  Additionally, a replay of this call will also be available on the company’s website www.gilat.com. Mr. Levinberg would you like to make your concluding statement?

Amiram Levinberg: We'd just like to thank you all for joining us during those turbulent times for this quarter's call. Good day and good bye.

Operator: Thank you. This concludes Gilat’s 2nd quarter 2011 results conference call.  Thank you for your participation. You may go ahead and disconnect.

(End of conference call)